UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                           DARLING INTERNATIONAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    237266101
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    237266101
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  8,355,849*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     13.4%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*  Cerberus Partners, L.P., a Delaware limited  partnership  ("Cerberus") is the holder of 8,355,849  shares of the Common Stock,  par value $0.01 per share (the
"Shares"),   of  Darling  International,   Inc.,  a  Delaware  corporation  (the
"Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus. Thus, as of May 13, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 8,355,849 Shares, or 13.4% of the Shares issued and outstanding as of that date.

Item 1.    Security and Issuer.
           -------------------

           The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Darling International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 251 O'Conner Ridge Boulevard, Suite 300, Irving, Texas 75038.

Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). Cerberus is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

           Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

          On May 13, 2002, the Company consummated a recapitalization (the "Recapitalization") and entered into an Amended and Restated Credit Agreement pursuant to which the Company exchanged borrowings outstanding under its previous Credit Agreement, a portion of accrued interest and commitment fees, and certain other obligations of the Company for, in addition to certain other securities of the Company, Shares. Pursuant to the Recapitalization, Cerberus was issued, in addition to certain other securities of the Company, 8,355,849 Shares.

Item 4.    Purpose of Transaction.
           ----------------------

           The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2002, as of May 13, 2002, there were 62,273,448 Shares issued and outstanding. As of May 13, 2002, Cerberus was the holder of 8,355,849 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus. Thus, as of May 13, 2002, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 8,355,849 Shares, or 13.4% of the Shares issued and outstanding as of that date.

           During the sixty days prior to May 13, 2002, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the May 13, 2002 exchange of securities pursuant to the Recapitalization.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           In connection with the Recapitalization, Cerberus and the Company, among others, entered into an Amended and Restated Credit Agreement, a Recapitalization Agreement, a Registration Rights Agreement and certain other agreements pursuant to which, among other things, the Company agreed to (i) abide by certain affirmative and negative covenants and related credit transaction matters as more particularly set forth and described in the Amended and Restated Credit Agreement incorporated by reference as Exhibit 1 hereto,
(ii) perform certain covenants and agreements, including but not limited to the listing of the Shares on The American Stock Exchange and the registration of the Shares as described herein, in each case as more particularly set forth and described in the Recapitalization Agreement incorporated by reference as Exhibit 2 hereto, and (iii) register the Shares and certain other securities of the Company for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement attached as Exhibit 3 hereto.

           Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Amended and Restated Credit Agreement, dated as of January 22, 1999, incorporated by reference to Form 8-K filed by the Company on January 29, 1999.

           2. Recapitalization Agreement, dated March 15, 2002, incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed by the Company on March 15, 2002.

           3.   Form of Registration Rights Agreement, dated as of May 10, 2002.



                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              May 20, 2002


                                              /s/ Stephen Feinberg
                                              ----------------------------------
                                              Stephen Feinberg, in  his capacity
                                              as the managing member of Cerberus
                                              Associates,  L.L.C.,  the  general
                                              partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (the "Agreement") is entered into as of as of May 10, 2002, among DARLING INTERNATIONAL INC., a Delaware corporation (the "Company"), and the other parties identified on the signature pages hereto (individually, a "Holder" and collectively, the "Holders").

         This Agreement is made pursuant to that certain Recapitalization Agreement, dated as of March 15, 2002, by and among the Company, the Holders and the other parties thereto (the "Recapitalization Agreement"). The execution of this Agreement is a condition to the closing of the transactions contemplated by the Recapitalization Agreement.

         1.   Definitions.   As  used   herein,  unless  the  context  otherwise
requires, the following terms have the following meanings:

         "Additional Common Shares" means shares of Common Stock acquired pursuant to the Investment Agreement by a Holder or eligible transferee under
Section 1.03 of the Investment Agreement.

         "Closing Date" is defined in Section 2.1.

         "Commission" means the Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

         "Common Stock" means the common stock of the Company, par value $0.01 per share.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include a reference to the comparable section, if any, of any similar Federal statute.

         "Form S-3" is defined in Section 2.1.

         "Initial Lender Common Shares" means the shares of the Company's Common
Stock   issued  to  the  Holders  in   accordance   with  Section  2.2B  of  the
Recapitalization Agreement.

         "Initial Lender Preferred Shares" means the shares of the Company's Series A Preferred Stock issued to the Holders in accordance with Section 2.2B of the Recapitalization Agreement

         "Initiating Holder" is defined in Section 2.2.

         "Investment Agreement" means that certain Investment Agreement dated of even date herewith, entered into by and among the Company and the Holders.

         "1993 Agreement" is defined in Section 2.8.

         "Permitted Assignee(s)" means an assignee or assignees permitted pursuant to paragraph 7 of this Agreement. The terms "Holder" and "Holders" as used herein shall include Permitted Assignee(s) except where the context explicitly limits those terms to parties identified on the signature pages to this Agreement.

         "Person" means a corporation, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

         "Piggyback Notice" is defined in Section 2.3(a).

         "Piggyback Registration" is defined in Section 2.3(a).

         "Registration Expenses" means all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration, listing, filing and stock exchange and NASD fees, as applicable, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses (including expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), messenger and delivery expenses, any fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding underwriting discounts and commissions), registrar and transfer agent's fees, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of "cold comfort" letters required by or incident to such performance and compliance, reasonable fees and expenses of one counsel to the Holders (selected by Holders representing at least 50% of the Registrable Securities covered by each registration statement filed pursuant to Section 2 and the fees and expenses of any other Persons retained by the Company).

         "Registrable Securities" means the Initial Lender Common Shares, the Initial Lender Preferred Shares and any Additional Common Shares including, but not limited to, any capital stock issued or issuable with respect to such shares by way of stock dividend, stock split or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation, reorganization or otherwise; provided, however, that securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities are disposed of in accordance with such registration statement,
(b) sold as permitted by Rule 144 (or any successor provisions) under the Securities Act, or (c) they cease to be outstanding.

         "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act shall include a reference to the comparable section, if any, of any such similar Federal statute.

         "Selling Holder" is defined in Section 2.2.

         "Series A Preferred Stock" means the Series A Preferred Stock of the Company, par value $0.01 per share, the designation, preferences and rights of which are set forth in that certain Certificate of Designation, Preferences and Rights filed with the Secretary of the state of Delaware on _________, 2002.

         "Shelf Registration" is defined in Section 2.1.

         2.   Registration Under Securities Act, Etc.

         2.1  Shelf Registration.

              The Company agrees to file as soon as reasonably practicable after the closing of the transactions contemplated under the Recapitalization Agreement (but in no event later than ten (10) days thereafter) (the "Closing Date") a registration statement with respect to all of the Registrable Securities on Form S-1 (or any other appropriate form) covering the offer and sale of the Registrable Securities by the Holders or their Permitted Assignee(s) on a delayed and continuous basis pursuant to Rule 415 under the Securities Act (the "Shelf Registration"). The Company agrees to use its reasonable best efforts to have the Shelf Registration declared effective no later than 60 days after the Closing Date and to keep the Shelf Registration with respect to the Registrable Securities continuously effective, supplemented and amended, as required by the Securities Act, for a period of 5 years following the date on which the Shelf Registration is declared effective in order to permit the prospectus forming a part thereof to be usable under the Securities Act by the Holders and their Permitted Assignees from the date the Shelf Registration is declared effective by the Commission; provided, however, that if for any reason the effectiveness of the Shelf Registration is suspended, such period shall be extended by the aggregate number of days of each such suspension period; and provided, further, that the effectiveness of the Shelf Registration may be terminated earlier with respect to the Registrable Securities if and to the extent that all of the Registrable Securities registered therein cease to be Registrable Securities in accordance with the terms hereof. The Company shall be deemed not to have used its best efforts to keep the Shelf Registration effective during the requisite period if it voluntarily takes any action that would result in a holder of Registrable Securities not being able to offer and sell such Registrable Securities during that period, unless (a) such action is required by applicable law, or (b) upon the occurrence of any event that requires the Company to make changes in any registration statement or the prospectus in order that such registration statement or prospectus does not contain an untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in light of the circumstances under which they were made) not misleading, such action is taken by the Company in good faith and for valid business reasons and the Company thereafter promptly complies with the requirements of Section 2.5(g) below if the Company has determined in good faith that there are no material legal or commercial impediments in so doing. Notwithstanding the forgoing, if the Company shall furnish to each holder of Registrable Securities, a certificate signed by the President or chief financial officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such Shelf Registration to be amended or supplemented and it is therefore in the best interests of the Company and its stockholders to defer the amendment or supplement of such Shelf Registration, the Company shall have the right to defer taking action with respect to such amendment or supplement for a period of not more than 30 calendar days after furnishing such certificate to each holder of Registrable Securities; provided, however, that the Company may not utilize this right more than once in any 12 month period.

              The Company shall use its best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms ("Form S-3"). Upon becoming qualified for registration on Form S-3, the Company shall file as soon as reasonably practicable an amendment to the Shelf Registration on Form S-1 to convert it to a registration on Form S-3 and use its best efforts to have such amendment declared effective as soon as practicable.

              Notwithstanding any other provision of this Agreement to the contrary, the Company shall cause (a) the Shelf Registration and the related prospectus and any amendment or supplement thereto to comply in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder, (b) the Shelf Registration and any amendment thereto not to contain, when it becomes effective, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (c) any prospectus forming a part of the Shelf Registration, and any amendment or supplement to such prospectus, not to contain, as of the date of such prospectus or amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company will have no obligations under this paragraph with respect to the Plan of Distribution as described in any prospectus related to the Shelf Registration or as to any written information furnished to the Company through an instrument duly executed by or on behalf of any such selling security holder specifically stating that it is for use in the preparation of the Shelf Registration.

              The Company agrees to pay all Registration Expenses in connection with the Shelf Registration, whether or not it becomes effective.

         2.2  Demand Registration.

              (a) Request. At any time after the expiration of the five year term for effectiveness of the Shelf Registration effected pursuant to Section 2.1, upon the written request of one or more holders (each, an "Initiating Holder") of the Registrable Securities representing not less than 33% of the Registrable Securities then outstanding that the Company effect the registration under the Securities Act of all or part of such Initiating Holders' Registrable Securities (which written request shall specify the intended number of Registrable Securities to be disposed of by such holder(s) and the intended method of disposition thereof), the Company will promptly give written notice of such requested registration to all registered holders of the Registrable Securities. The Company will use its best efforts to effect the registration under the Securities Act, including by means of a shelf registration pursuant to Rule 415 under the Securities Act or any similar rule then in effect, if so requested in such request and the Company is then eligible to use such registration, of the Registrable Securities which the Company has been so requested to register by (i) such Initiating Holders and (ii) all such other holders (such holders together with the Initiating Holders are hereinafter referred to as the "Selling Holders") who by written request (which written request shall specify the intended number of Registrable Securities to be disposed of by such holder(s) and the intended method of disposition thereof) given to the Company within 30 days after the giving of such written notice by the Company request the Company to register all or part of their Registrable Securities, all to the extent requisite to permit the disposition of the Registrable Securities so to be registered; provided, that the Company shall not be obligated to effect any registration hereunder, if the aggregate offering
price  of  the  Registrable   Securities  to  be  so  registered  is  less  than
$10,000,000.

              (b) Registration of Other Securities. Whenever the Company shall effect a registration pursuant to this Section 2.2 in connection with an underwritten offering by one or more Selling Holders of Registrable Securities, no securities other than Registrable Securities shall be included among the securities covered by such registration unless the managing underwriter of such offering shall have consented in writing to the inclusion of such other securities. The Company shall not enter into an agreement providing for the right to be included in any such offering with any of its security holders (other than the Holders) unless such agreement shall be expressly subject to the provisions of this Section 2.2(b).

              (c)  Registration Statement Form. Registrations under this Section
2.2 shall be on such appropriate registration form of the Commission as shall be selected by the Selling Holders of more than 50% of the Registrable Securities to be so registered and that shall be reasonably acceptable to the Company.

              (d) Effective Registration Statement. A registration request pursuant to this Section 2.2 shall not be deemed to have been effected (i) unless a registration statement with respect thereon has become effective, (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Selling Holders and has not thereafter become effective, (iii) if after it has become effective, such registration statement is withdrawn or abandoned by the Selling Holders due to a material adverse change to the Company, (iv) if such registration is postponed by the Company pursuant to 2.2(g), or (v) if the conditions to closing specified in the underwriting agreement, if any, entered into a connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Selling Holders.

              (e) Selection of Underwriters. The underwriter or underwriters of each underwritten offering of the Registrable Securities to be so registered shall be selected by the Selling Holders of more than 50% of the Registrable Securities to be so registered, subject to the Company's approval which will not be unreasonably withheld or delayed.

              (f) Priority in Requested Registration. If the managing underwriter of any underwritten offering shall advise the Company in writing (with a copy to each Selling Holder of Registrable Securities requesting registration) that, in its opinion, the number or amount of securities requested to be included in such registration exceeds the number or amount which can be sold in such offering within a price range acceptable to the Selling Holders of more than 50% of the Registrable Securities requested to be included in such registration, the Company will include in such registration only the number or amount of Registrable Securities which the Company is so advised in writing (with a copy to each Selling Holder of Registrable Securities requesting registration) by the managing underwriter can be sold in such offering. Any such limitation of Registrable Securities requested to be included in such registration shall be applied pro rata among the Selling Holders requesting such registration on the basis of the aggregate number or amount of the Registrable Securities of such Selling Holders requested to be so registered.

              (g) Right to Postpone Registration. Notwithstanding the forgoing, if the Company shall furnish to each Selling Holder of Registrable Securities, a certificate signed by the President or chief financial officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore in the best interests of the Company and its stockholders to defer the filing of such registration statement, the Company shall have the right to defer taking action with respect to such filing for a period of not more than 90 calendar days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any 12 month period.

              (h) Limitations on Demand Registrations. Notwithstanding anything in this Section 2.2 to the contrary, in no event will the Company be required to effect, in the aggregate, without regard to the holder of Registrable Securities making such request, more than two registrations pursuant to this Section 2.2.

         2.3  Piggyback Registrations.

              (a) Right to Piggyback. If at any time subsequent to the expiration of the five year term for effectiveness of the Shelf Registration effected pursuant to Section 2.1, the Company proposes to file a registration statement under the Securities Act (except on Form S-4, Form S-8, or any successor forms thereto) whether or not for its own account (other than a registration effected pursuant to Section 2.2 hereof), then the Company shall give written notice of such proposed filing to the holders of Registrable Securities at least 30 days before the anticipated filing date (the "Piggyback Notice"). The Piggyback Notice shall offer such holders the opportunity to register such amount of Registrable Securities as each such holder may request (a "Piggyback Registration"). Subject to Section 2.3(b) hereof, upon the written request of any such holders of Registrable Securities made within 15 days of the date of the Piggyback Notice (which request shall specify the aggregate number of the Registrable Securities to be registered and will also specify the intended method of disposition thereof), the Company will use its best efforts to effect the registration under the Securities Act of all Registrable
Securities which the Company has been so requested to register by the holders thereof, to the extent required to permit the public disposition (without limitation or restriction as to amount or number of Registrable Securities to be sold) (in accordance with such intended methods thereof) of the Registrable Securities to be so registered; provided, however, that if any time after giving written notice of the proposed filing and prior to the effective date of the registration statement filed in connection with such registration the Company shall determine for any reason not to pursue the effectiveness of the registration, the Company shall give written notice of such determination to each holder of Registrable Securities and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith. . The holders of Registrable Securities shall be permitted to withdraw all or part of the Registrable Securities from a Piggyback
Registration at any time prior to the effective date of such Piggyback Registration.

              (b) Priority on Piggyback Registrations. The Company shall cause the managing underwriters of a proposed underwritten offering to permit holders of Registrable Securities requested to be included in the registration for such offering to include all such Registrable Securities on the same terms and conditions as any similar securities, if any, of the Company or any selling security holder included therein; provided, however, the inclusion of Registrable Securities in a Piggyback Registration in respect of a demand registration filed for the account of those certain Persons identified on the signature pages to the 1993 Agreement (as hereinafter defined) or their successors and assigns, will be subject to the consent in writing of the managing underwriter of such offering; and, provided further, if the managing underwriters of such underwritten offering determine in good faith that the total number of securities that such holders, the Company, and any other persons having rights to participate in such registration, propose to include in such offering is such as to materially and adversely affect the success of such offering, then (i) if such Piggyback Registration is a primary registration on behalf of the Company, the securities to be offered shall be allocated as follows: (A) first, the full number of securities to be offered by the Company shall be included in such registration, (B) then, except as otherwise provided in the proviso to this clause (B), up to the full number of securities to be offered by holders of Registrable Securities shall be included in such registration (allocated among such holders pro rata in proportion to the number of securities owned to the extent necessary to reduce the total number of securities to be included in such offering to the amount recommended by such managing underwriters), provided, as to those certain Persons identified on the signature pages to the 1993 Agreement or their successors and assigns, up to the full number of securities to be offered by holders of Registrable Securities and by such Persons shall be included in such registration (allocated among such holders and Persons pro rata in proportion to the number of securities owned to the extent necessary to reduce the total number of securities to be included in such offering to the amount recommended by such managing underwriters), and (C) to the extent an amount of securities recommended by the managing underwriters remains available, up to that amount of securities shall be included in such registration for the account of all such other persons (allocated among them pro rata in proportion to the respective dollar amounts of securities owned to the extent necessary to reduce the total number of securities to be included in such offering to the amount recommended by such managing underwriters), and (ii) if such Piggyback Registration is an underwritten secondary registration on behalf of the holders of securities of the Company, the Company shall include in such registration: (A) first, up to the full number of securities of such persons exercising "demand" registration rights that in the opinion of such underwriter can be sold (allocated among such holders as they may so determine), and (B) second, the number of securities included in such registration pursuant to this
Section 2.3 in excess of the securities such persons exercising "demand" registration rights proposed to sell that, in the opinion of such managing underwriter, can be sold (allocated pro rata on the basis of aggregate dollar amount of securities requested to be included therein).

              (c) No Liability for Delay. So long as the Company complies with the terms and conditions of this Agreement and its obligations hereunder, the Company shall not be held responsible for any delay in the filing or processing of a registration statement which includes any Registrable Securities nor for any delay in requesting the effectiveness of such registration statement due to requests by holders of Registrable Securities pursuant to this Section 2.3.

         2.4  "Market Stand-Off" Agreement.

              (a) Restrictions on Public Sale by Holders of Registrable Securities. Each holder of Registrable Securities which are covered by a registration statement filed pursuant to Sections 2.2 or 2.3, hereof agrees, if requested (pursuant to a timely written notice) by the managing underwriters in an underwritten offering, not to effect any public sale or distribution of any of the Company's securities, including a sale pursuant to Rule 144 (except as part of such underwritten offering), during the period beginning 10 days prior to, and ending 180 days after (or such shorter period as may be agreed to by any managing underwriter of an underwritten offering effected pursuant to Sections
2.2 or 2.3), the closing date of each underwritten offering made pursuant to such registration statement, provided that the Company shall have used its reasonable best efforts to cause all officers, directors and holders of 5% or more of the then outstanding equity securities of the Company to enter into similar agreements.

              (b) Restrictions on Public Sale by the Company and Others. The Company agrees (i) without the written consent of the managing underwriters in an underwritten offering of Registrable Securities covered by a registration statement filed pursuant to Sections 2.2 or 2.3 hereof, not to effect any public or private sale or distribution of its securities, including a sale pursuant to Regulation D under the Securities Act, during the period beginning 10 days prior to, and ending 180 days after (or such shorter period as may be agreed to by any managing underwriter of an underwritten offering effected pursuant to Sections
2.2 or 2.3), the closing date of each underwritten offering made pursuant to such registration statement (except on Forms S-4 or S-8, or any successor forms to such forms); (provided, however, that such period shall be extended by the number of days from and including the date of the giving of any notice pursuant to Section 2.5(g)(i) hereof to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by
Section 2.5(g)(i) hereof), and (ii) to use its best efforts to cause each holder of its securities purchased from the Company at any time on or after the date of this Agreement (other than securities purchased in a registered public offering) to agree not to effect any public sale or distribution of any such securities during such periods, including a sale pursuant to Rule 144.

         2.5 Registration Procedures. In connection with any registration of any Registrable Securities under the Securities Act pursuant to Sections 2.1,
2.2 and 2.3, the Company will as expeditiously as possible:

              (a)  prepare  and (except as  otherwise provided  in  Section 2.1, within 60 days after the end of the period within which requests for registration may be given to the Company or in any event as soon thereafter as practicable) file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become effective; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided further, that before filing a registration statement or prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference) required to be filed hereunder, the Company shall furnish, without charge, to the holders of the Registrable Securities covered by such registration statement, their counsel and the managing underwriters, if any, copies of any such registration statement, prospectus, amendment or supplement, and of all such documents proposed to be filed, which documents will be subject to the review of such holders, their counsel and such underwriters, if any, and the Company shall not file any such registration statement or prospectus or any amendments or supplements thereto (including such documents that, upon filing, would be incorporated or deemed to be incorporated by reference therein) to which the holders of a majority of the Registrable Securities covered by such registration statement, their counsel, or the managing underwriters, if any, shall reasonably object, in writing, on a timely basis;

              (b)  prepare  and file  with the  Commission such  amendments  and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement for such period as shall be required for the disposition of all of such Registrable Securities in accordance with the intended methods of distribution set forth in such registration statement which shall be to the reasonable satisfaction of the holders of Registrable Securities covered by such registration statement;

              (c) furnish to each holder of Registrable Securities covered by such registration statement, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such holder may reasonably request;

              (d)   (i)  use  its  best  efforts  to  register  or  qualify  all
Registrable Securities and other securities covered by such registration statement under such other securities or blue sky laws of such states of the United States of America where an exemption is not available and as the holders of Registrable Securities covered by such registration statement shall reasonably request, (ii) keep such registration or qualification in effect for so long as such registration statement remains in effect, and (iii) take any other action which may be reasonably necessary or advisable to enable such holders to consummate the disposition in such jurisdictions of the securities to be sold by such holders, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision
(d) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

              (e) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company and counsel to the holders of Registrable Securities covered by such registration statement to enable such holders to consummate the disposition of such Registrable Securities;

              (f) use its best efforts to furnish to each such holder a signed counterpart of

                   (i) an opinion of counsel for the Company which can and shall be reasonably satisfactory to the holders of a majority of the Registrable Securities to be sold, and

                   (ii) a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to the underwriters in underwritten public offerings of securities (and dated the dates such opinions and comfort letters are customarily dated);

              (g) (i) notify in writing each holder of Registrable Securities at any time when a prospectus relating to Registrable Securities covered by such registration statement is required to be delivered under the Securities Act, (A) upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of any such holder promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, (B) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a registration statement or related prospectus covering Registrable Securities or for additional information relating thereto,
(C) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement covering Registrable Securities or the initiation of any proceeding for that purpose, or (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose and (ii) notify each holder of Registrable Securities covered by such registration statement when each registration statement or any amendment thereto has been filed with the Commission and when each registration statement or any post-effective amendment thereto has become effective;

              (h) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest possible moment;

              (i) otherwise use it best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and promptly furnish to each such holder of Registrable Securities covered by the registration statement a copy of any amendment or supplement to such registration statement or prospectus;

              (j) permit any holder of Registrable Securities which might be deemed, in the sole and exclusive judgment of such holder, to be an underwriter or a controlling person of the Company to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

              (k) enter into customary agreements (including an underwriting agreement, if such proposed registration is to be an underwritten offering, containing representations and warranties, conditions to closing and indemnification and contribution obligations in customary form), use its best efforts to obtain any necessary consents, including without limitation any necessary consents of the Company's lenders, in connection with any proposed registration and sale of Registrable Securities;

              (l) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration;

              (m) use its best efforts to (i) list all Common Stock covered by such registration statement on any national securities exchange on which Registrable Securities of the same class and, if applicable, series, covered by such registration statement are then listed, or (ii) seek the authority for such Common Stock to be quoted on the NASDAQ or the National Market System of NASDAQ if the securities so qualify; and

              (n) take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

         The Company may require each holder of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such holder and the distribution of such securities as the Company may from time to time reasonably request in writing. However, no holders of
Registrable Securities shall be required to make any representations or warranties to or agreements with the Company or any underwriter other than customary representations, warranties or agreements regarding such holder, such holder's Registrable Securities and such holder's intended method of distribution and any other representation required by law.

         Each holder agrees that upon receipt of any written notice from the Company of the happening of any event of the kind described in subdivision
(g)(i) of this Section 2.5, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision
(g)(i) of this Section 2.5 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

         2.6 Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the holders of the Registrable Securities registered under such registration statement, and their underwriters, if any, and their respective counsel and accountants the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and, to the extent practicable, each amendment thereof or supplement thereto, and give each of them such access to its books and records (to the extent customarily given to the underwriters of the Company's securities), such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders', such underwriters' and such respective counsel and accountants, to conduct a reasonable investigation within the meaning of the Securities Act.

         2.7  Indemnification.

              (a) Indemnification by the Company. In the event of any registration of any securities of the Company under the Securities Act, the Company will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to this Agreement, each seller of any Registrable Securities covered by such registration statement, its directors, officers, partners, members, agents and affiliates and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller or any such Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and, subject to Section 2.7(c), the Company will reimburse any Holder, such seller, and each such director, officer, partner, member, agent, or affiliate, underwriter and controlling Person for any legal or any other expenses reasonable incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by or on behalf of such seller or such controlling person, as the case may be, specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Holder, such seller, or any such director, officer, partner, agent or affiliate or controlling person and shall survive the transfer of such securities by such seller.

              (b) Indemnification by the Selling Holders. In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, and, to the extent permitted by law, each such holder will deliver to the Company an agreement duly executed to indemnify and hold harmless (in the same manner and to the same extent as set forth in subdivision (a) of this Section 2.7) the Company, its directors, officers and agents, and each other Person, if any, who controls the Company within the meaning of the Securities Act, with respect to any untrue statement of any material fact or alleged untrue statement of any material fact in or omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, in such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, but only to the extent that it is contained in any written information or affidavit so furnished in writing by such holder; provided, that the obligation to indemnify will be individual to each holder and will be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

              (c)   Notices  of  Claims,  etc.  Promptly  after  receipt  by  an indemnified party of written notice of the commencement of any action or proceeding involving a claim referred to in the preceding subdivisions of this
Section 2.7, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligation s under the preceding subdivisions of this Section 2.7, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with one counsel reasonable satisfactory to such indemnified party and all other indemnified parties that may be represented without conflict by one counsel, and after written notice from the indemnifying party to such indemnified party and all other indemnified parties that may be represented without conflict by one counsel, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other that reasonable costs of investigation. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

              (d)  Contribution.  If the  indemnification provided  for in  this
Section 2.7 shall for any reason be held by a court to be unavailable to an indemnified party under subparagraph (a) or (b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under subparagraph (a) or (b) hereof, the indemnified party and the indemnifying party under subparagraph (a) or (b) hereof shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the prospective sellers of Registrable Securities covered by the registration statement which resulted in such loss, claims, damage or liability, or action in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and such prospective sellers from the offering of the securities covered by such registration statement. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Such prospective sellers' obligations to contribute as provided in this subparagraph (d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonable withheld.

              (e) Other Indemnification. Indemnification and contribution similar to that specified in the preceding subdivisions of this Section 2.7 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority other than the Securities Act.

              (f) Indemnification Payments. The indemnities and contribution required by this Section 2.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expenses, loss, damage or liability is incurred.

              (g) Underwriting Agreement. To the extent that the provisions regarding indemnification and contribution contained in any underwriting agreement entered into in connection with an underwritten public offering of Registrable Securities are in conflict with the provisions of this Section 2.7, the provisions contained in the underwriting agreement shall control.

         2.8  Certain Other Agreements.

              (a) No agreement granting any registration rights to any Person with respect to any of the Company's securities currently remains in force and effect except (i) that certain Registration Rights Agreement entered into by the Company and certain other Persons identified on the signature pages thereto, dated as of December 29, 1993 as amended by the First Amendment dated as of April 6, 1994 (as amended the "1993 Agreement"), (ii) that certain Stock Option Agreement entered into by the Company and Denis Taura, dated as of December 13, 2000 and (iii) that certain Stock Option Agreement entered into by the Company and Denis Taura, dated as of March 15, 2000. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement, including without limitation entering into any agreement which would permit the registration of any securities to the exclusion of any portion of the Registrable Securities, unless such exclusion is first waived in writing by the holders of more than 50% or the Registrable Securities then outstanding. Without limiting the generality of the foregoing, any registration rights hereafter granted by the Company shall be subordinate to the registration rights granted under this Agreement, and the Company shall obtain the written agreement of each Person to whom such other registration rights may be granted or may become available to such effect. This Agreement shall be construed so that it is not inconsistent with the 1993 Agreement. Each Holder agrees that its registration rights hereunder are subordinated to the registration rights granted under the 1993 Agreement.

              (b) The Company will not effect or permit to occur, any combination or subdivision of Registrable Securities, which would adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in any registration of its securities contemplated by this Section 2 or the marketability of such Registrable Securities under any such registration.

         2.9 Certain Rights If Named in a Registration Statement. If any statement contained in a registration statement under the Securities Act refers to the holder of Registrable Securities by name or otherwise as the holder of any securities of the Company, then such holder shall have the right to require
(a) the insertion therein of language, in form and substance reasonably satisfactory to such holder, to the effect that the holding by such holder of such securities does not necessarily make such holder a "controlling person" of the Company within the meaning of the Securities Act or (b) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any of the rules and regulations promulgated thereunder, the deletion of the reference to such holder.

         2.10 Registration Expenses. The Company shall pay the Registration Expenses in connection with any registration requested pursuant to this Section 2.

         3. Rule 144. The Company shall take all actions reasonable necessary to enable the holders of Registrable Securities to sell such Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed by the Exchange Act. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

         4. Amendments and Waivers. This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, in each of the foregoing cases only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the holder or holders of at least a majority of each issue of the Registrable Securities at the time of such consent. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of holders or Registrable Securities whose securities are being sold pursuant to a registration statement and that does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of least a majority of the Registrable Securities being sold by such holders pursuant to such Registration Statement, provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

         5. Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shared of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonable satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

         6. Notices. All communications provided for hereunder shall be sent by postage prepaid first-class mail, receipted courier service or facsimile telecommunication, shall be deemed to be received three days after being sent, or, if earlier, the date of actual receipt at the indicated address, and shall be addressed as follows:

              (a) if to any Holder or any transferee of Registrable Securities, addressed to such person(s) at such address as shown on stock ledger of the Company;

              (b) if to the Company, addressed to it at its principal executive officer or at such other address as the Company shall have furnished to each holder of Registrable Securities at the time outstanding.

         7. Assignment; Calculation of Percentage Interests in Registrable Securities.

              (a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns, including any Person to whom Registrable Securities are transferred; provided that the securities so transferred continue to be considered Registrable Securities in the hands of such Person.

              (b) For purposes of this Agreement, all references to a percentage of the Registrable Securities shall be calculated based upon the number of such shares held by those holders needed to be included for purposes of such calculation.

         8. Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

         9. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by the internal laws of the State of Delaware.

         10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

         11. Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

         12. Entire Agreement. This Agreement embodies the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements relating to such subject matter.

         13. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

         14. Further Assurances. Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated hereby.



                             Signature pages follow

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

                                             COMPANY:

                                             DARLING INTERNATIONAL INC.



                                             By:________________________________
                                                  Brad Phillips
                                                  Treasurer


                                             Address for Notices:

                                             251 O'Connor Ridge Blvd., Suite 300
                                             Irving, Texas  75038
                                             Fax No.:  972-717-1588
                                             Telephone No.:  972-717-0300
                                             Attention:  Treasurer

                                         HOLDERS:

                                         ARK CLO 2000-1, LIMITED

                                         By:  Patriarch Partners, LLC,
                                              its Collateral Manager



                                               By:______________________________
                                                   Name:________________________
                                                   Title:_______________________


                                         Address for Notices:

                                         Ark CLO 2000-1, Limited
                                         c/o Patriarch Partners, LLC
                                         40 Wall Street, 25th Floor
                                         New York, New York  10005
                                         Telephone No.: (212) 825-0550
                                         Facsimile No.: (212) 825-2038
                                         Attention:  Dennis Dolan/Lynn Tilton
                                         And
                                         Woodside Capital Management, LLC
                                         36 Woodland Street
                                         2nd Floor
                                         Hartford, CT  06105
                                         Telephone No.: (860) 547-1761
                                         Facsimile No.: (860) 547-1870
                                         Attention:  Anthony Varone

                                             BANK ONE N.A.



                                             By:________________________________
                                                Name:___________________________
                                                Title:__________________________


                                             Address for Notices:

                                             Bank One N.A.
                                             Mail Code IL1-0631
                                             1 Bank One Plaza
                                             Chicago, IL  60670

                                             CERBERUS PARTNERS, L.P.

                                             By: Cerberus Associates, L.L.C.,
                                                 its general partner

                                             By:________________________________
                                                Name:___________________________
                                                Title:__________________________


                                             Address for Notices:

                                             450 Park Avenue, 28th Floor
                                             New York, New York  10022
                                             Attn:  Kevin Genda

                                         AVENUE SPECIAL SITUATIONS FUND II L.P.

                                         By:  Avenue Capital Management II, LLC
                                              Its General Partner

                                              By: GLS Partners II, LLC, Managing
                                                  Member Of General Partner


                                         By:____________________________________
                                            Name:_______________________________
                                            Title:______________________________


                                         Address for Notices:

                                         Avenue Capital Group
                                         535 Madison Avenue, 15th Floor
                                         New York, New York  10022
                                         Telephone No.:  212-878-3553
                                         Facsimile No.:  212-878-3559
                                         Attn:  Stuart Brown

                                      CREDIT AGRICOLE INDOSUEZ



                                      By:_______________________________________
                                         Name:__________________________________
                                         Title:_________________________________

                                       Address for Notices:

                                       Credit Agricole Indosuez, New York Branch
                                       666 Third Avenue
                                       New York, NY  10017-4011
                                       Telephone No.: 646-658-2058
                                       Facsimile No.: 646-658-2051
                                       Attention:  Kathleen Sweeney

                                               CREDIT LYONNAIS NEW YORK BRANCH




                                               By:______________________________
                                                  Name:_________________________
                                                  Title:________________________


                                               Address for Notices:

                                               Credit Lyonnais New York Branch
                                               1301 Avenue of the Americas
                                               New York, New York  10019
                                               Telephone No.:  212-261-3259
                                               Facsimile No.:   212-261-7861
                                               Attention:  Mr. James Hallock


                                               With a copy to:

                                               Credit Lyonnais Dallas Branch
                                               2200 Ross Avenue, Suite 4400 West
                                               Dallas, Texas  75201
                                               Telephone No.:  214-220-2304
                                               Facsimile No.:  214-220-2323
                                               Attention:  David Cagle

                                           PPM AMERICA SPECIAL INVESTMENTS
                                           FUND, L.P.

                                           By:  PPM America, Inc., as its
                                                attorney-in-fact



                                                By:_____________________________
                                                   Name:________________________
                                                   Title:_______________________


                                            Address for Notices:

                                            PPM America, Inc.
                                            225 West Wacker Drive, 9th Floor
                                            Chicago, IL  60606
                                            Tel No.:  312-634-2572
                                            Fax No.:  312-634-0053
                                            Attention:  Brian Schinderle
                                                        Senior Managing Director

                                         PPM AMERICA SPECIAL INVESTMENTS CBO II,
                                         L.P.

                                         By:  PPM America, Inc., as its
                                              attorney-in-fact



                                              By:_______________________________
                                                 Name:__________________________
                                                 Title:_________________________


                                         Address for Notices:

                                         225 West Wacker Drive, 9th Floor
                                         Chicago, Illinois  60606
                                         Attn:  Brian Schinderle,
                                                Senior Managing Director
                                         Telephone:  (312) 634-2572
                                         Facsimile:  (312) 634-0741


                                         Applicable Lending Office:

                                         225 West Wacker Drive, 9th Floor
                                         Chicago, Illinois  60606

                                              DAPLE, S.A.

                                              By:  PPM America, Inc., as its
                                                   attorney-in-fact



                                                   By:__________________________
                                                      Name:_____________________
                                                      Title:____________________


                                              Address for Notices:

                                              225 West Wacker Drive, 9th Floor
                                              Chicago, Illinois  60606
                                              Attn:  Brian Schinderle,
                                                     Senior Managing Director
                                              Telephone:  (312) 634-2572
                                              Facsimile:  (312) 634-0741


                                              Applicable Lending Office:

                                              225 West Wacker Drive, 9th Floor
                                              Chicago, Illinois  60606

                                               WELLS FARGO BANK (TEXAS) NATIONAL
                                               ASSOCIATION



                                               By:______________________________
                                                  Name:_________________________
                                                  Title:________________________


                                               Address for Notices:

                                               Wells Fargo Bank (Texas) National
                                               Association
                                               1000 Louisiana Avenue, Suite 4300
                                               Houston, TX  77002